March 10, 2006

Linda Putback-Bean
Chief Executive Officer
12926 Willowchase Drive
Houston, Texas 77070

RE:	Pediatric Prosthetics, Inc.
	Registration Statement on Form 10-SB
	Filed February 13, 2006
	File No. 0-51804

Dear Ms. Putback-Bean:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your financial statements to include the period ended December 31, 2005. Refer to Item 310(g) of Regulation S-B for guidance.

2. Please include the disclosures required by paragraph 11 of SFAS No. 7 or tell us why you believe they do not apply.

Cautionary Statement, page 4

3. Please delete references to Section 21E of the Exchange Act since this section only applies to companies subject to the reporting requirements of Section 13(a) or 15(d).

4. Please remove the word "will."

Item 1. Description of Business, page 4

5. We note that you view your share exchange with Grant Douglas Acquisitions Corp. as a reverse merger of a private operating company into a non-operating public shell company. It does not appear that
Grant Douglas Acquisitions Corp. was ever a reporting company. Please clarify Grant Douglas Acquisitions Corp.`s status, disclose its business history, the reasons for engaging in the share exchange transaction, and the dollar value of this transaction. We may have further comment.

6. Please disclose whether you had operations prior to your 2003 combination with Grant Douglas. We note your statement that you began operations as a fully accredited prosthetic facility in March of 2004. Clarify when you began operations.

7. Please disclose whether the information on the web sites listed is part of this registration statement.

8. Please clarify your business. Do you design and manufacture prosthetics or do you solely contract with third-party vendors? If so, please clarify the services you provide. We note that you have agreements with twelve host prosthetics providers. Who are these "host affiliates?" Please describe your role in these relationships in greater detail. For instance, do you contract with these providers to manufacture prosthetics you design? If material, please file your agreements with host prosthetic providers as exhibits and disclose their material terms in this registration statement.

9. We note your disclosure in the risk factor entitled "We Face Periodic Reviews..." that you contract with various federal and state agencies to provide prosthetic services. Please discuss these relationships in greater detail and file material contracts as exhibits.

10. Please disclose the sources and availability of raw materials and the name of your principal suppliers. File all material contracts as exhibits. Please refer to Item 101(b)(5) of Regulation S-B.

The Market Place, page 4

11. In this section you state that an unknown number of children will lose a limb each year. In the Competition section on page 5 you state that 1200 children will lose a limb each year. Please clarify this apparent inconsistency and provide the basis for your assertion.

Competition, page 5

12. Please disclose whether or not you have any agreements or other business dealings with the Shriner`s Hospital System. If so, please describe the material terms of these contracts and file them as exhibits to this Form 10-SB. Also, clarify whether Shriner`s offers competing services.

Employees, page 5

13. Please describe the functions of each of your employees and whether they are full or part-time employees.

14. Please identify the outside consultants you contract with to provide therapy, public relations, and business and financial services.

Reports to Security Holders, page 6

15. Please update for our new address.

Government Regulation, page 12

16. Please disclose the purchasing and efficiency programs you initiated to minimize the effects of the three-year freeze on reimbursement levels for all orthotic and prosthetic services.

17. Please discuss the certification and accreditation process for your products and employees in greater detail. For instance, disclose the effect this has on your business such as the time and cost of government regulation and disclose whether the states in which you operate require separate licensure and certification for practitioners. Further, please disclose whether your employees are certified by the American Board for Certification Orthotics and Prosthetics.

18. Please disclose the cost of complying with the HIPPA privacy standards and the steps you have taken to meet these standards.

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 14

19. In the last sentence of the first paragraph where you discuss the number of clients you need to service to achieve profitability, please also disclose the number of clients you currently serve each month.

20. Please revise the Management`s Discussion and Analysis section to provide a fuller discussion and analysis of known trends, demands, commitments, events and uncertainties that management views as most critical to the company`s revenues, financial position, liquidity, plan of operations and results of operations; rather than a mere narrative recitation of the financial statements. In an effort to assist you in this regard when responding to the comments below, please refer to the Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.

21. Please discuss in greater detail the business reasons for the changes between periods in revenues, cost of sales, and selling, general and administrative expenses. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, in regards to selling, general and administrative expenses, please disclose the specific costs for each of the expenses listed. Additionally, we note that you expect your selling, general and administrative expenses will, as a percentage of revenue, initially be higher than future percentages due to early stage startup costs associated with building an administrative infrastructure. Please disclose what your selling, general and administrative expenses were as a percentage of revenue in all periods discussed.

22. We note the disclosure that you have the capability to provide services to as many as 500 children. Please disclose that there is no assurance that these figures will be achieved.

23. Please describe your national publicity campaign in greater detail, disclose its costs, identify your consultants, and file any material agreements as exhibits.

Critical Accounting Policies, page 15

Revenue Recognition, page 15

24. We note that you recognize revenue on the cash basis of accounting for sales generated through the billing departments of the
Host-affiliates. Citing authoritative accounting literature, please tell us how you determined this method was more appropriate than the accrual method.

We further note that when you directly bill the customer, you recognize revenue upon customer acceptance. Please amend your filing to include whether the customers have a specified period to accept your product, the nature of the customer acceptance terms, and if customers normally accept your product upon receipt, thereby, allowing you to recognize revenue immediately.

Costs of Sales, page 17

25. Please disclose the specific costs comprising your services.

Depreciation Expenses, page 18

26. We note that depreciation expenses increased in the year ended June 30, 2005 due to leasehold improvements added in 2004 and other fixed assets necessary to conduct your business. Please disclose what these improvements and assets were.

Liquidity, page 20

27. Please disclose whether you have plans to raise funds to meet your cash requirements. Additionally, disclose the consequences to your business should you not raise additional funds through operations or financing.

Item 5. Directors, Executive Officers, Promoters and Control
Persons,
page 23

28. Please disclose the term of office for your directors. Please refer to Item 401(a)(3) of Regulation S-B.

29. Please disclose the business experience of Jean Gonzalez for the past five years. Please refer to Item 401(b) of Regulation S-B.

Item 6. Executive Compensation, page 25

30. In light of the fact that your stock is neither listed on an exchange nor quoted by a national securities association, please explain what you mean by the statement that Ms. Bean and Mr.
Morgan
received shares with a quoted market price.

Item 8. Description of Securities, page 27

31. Please disclose the dividend rights of your common stock.
Please
refer to Item 202(a)(1) of Regulation S-B.







Part II

Item 1. Market Price of and Dividends on the Registrant`s Common
Equity and Related Stockholder Matters, page 28

32. Please note that the existence of limited or sporadic quotations such as on the Pink Sheets should not of itself be deemed to constitute a public trading market.

33. Please disclose the amount of common stock that can be sold pursuant to Rule 144 under the Securities Act. Please refer to Item
201(a)(2)(ii) of Regulation S-B.

Item 4. Recent Sales of Unregistered Securities, page 29

34. Please disclose the specific exemption relied upon for the unregistered sales discussed in this section. Please refer to Item
701(d) of Regulation S-B.

35. Please identify the persons or class of persons to whom you sold securities for cash and the dates of each sale. Please refer to Item
701(b) of Regulation S-B.

36. We note that during the year ended June 30, 2005, you issued 5,588,699 shares of common stock to outside consultants at market values ranging from $0.053 to $0.145 and recognized compensation expense of $355,128 and that during the period from inception, October 10, 2003, to June 30, 2004, you issued 3,250,000 shares of common stock at market values ranging from $0.110 to $0.184 and recognized compensation expense of $377,000. Please describe these transactions. Refer to Item 701(c) of Regulation S-B.

Statement of Operations, page F-5

37. We note that you separately present your stock-based compensation expense from your other expenses in your consolidated statements of income. Please amend your filing to allocate this expense to cost of sales and selling, general and administrative expense. Refer to section F of SAB 107 and section I.C.2 of Current Accounting and Disclosure Issues in the Division of Corporation Finance, located at www.sec.gov.

Similarly, we note that you exclude depreciation expense from cost of sales. Please either comply with the disclosure requirements in SAB
Topic 11:B or allocate the appropriate amount of depreciation expense to cost of sales and selling, general and administrative expenses. If you elect to comply with SAB Topic 11:B, please delete the sub-total gross margin.



Note 8 - Commitments and Contingencies, page F-13

38. If you provide a warranty on the products you sell, please disclose the terms and any type of provisions for costs related to your warranties.

Closing Comments

   Please respond to these comments by filing an amendment to your filing and providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

   To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     You may contact Tracey McKoy at (202) 551-3772 or Nilima Shah at
(202) 551-3255 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney, at (202) 551-3729 or in his absence Chris Edwards, Special Counsel, at (202) 551-3742 with any other questions.

      Sincerely,



  								Pamela A. Long
  								Assistant Director


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Ms. Linda Putback-Bean
Pediatric Prosthetics, Inc.
March 10, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE